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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47374

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/23__ AND ENDING __12/31/23__

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Meeder Distribution Services, Inc.**

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

6125 Memorial Drive

(No. and Street)

Dublin	**Ohio**	**43017**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Doug Cooper	**614-760-2104**	**dcooper@meeder**
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

HHH CPA Group, LLC

(Name – if individual, state last, first, and middle name)

1250 Old Henderson Rd	**Columbus**	**Ohio**	**43220**
(Address)	(City)	(State)	(Zip Code)
12/21/2010		**5344**	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Douglas R Cooper _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Meeder Distribution Services, Inc. _____, as of 2/27 _____, 2 024 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title:
President/Treasurer

Notary Public

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ■ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ■ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

MEEDER DISTRIBUTION SERVICES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2023 AND 2022

MEEDER DISTRIBUTION SERVICES, INC.

DECEMBER 31, 2023

TABLE OF CONTENTS

Nick DiBartolomeo, CPA
Brian Schneider, CPA

Rick Dumas, CPA
James Peters, CPA



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of Meeder Distribution Services, Inc.
Dublin, Ohio

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of Meeder Distribution Services, Inc. as of December 31, 2023 and 2022, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended, and the related notes [and schedules] (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Meeder Distribution Services, Inc. as of December 31, 2023 and 2022, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Meeder Distribution Services, Inc.'s management. Our responsibility is to express an opinion on Meeder Distribution Services, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Meeder Distribution Services, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The schedule of Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, Reconciliation with Company's Computation of Net Capital as Included in Part IIA of Form X-17A-5, and Computation of Reserve Requirement under Rule 15c3-1 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of Meeder Distribution Services, Inc.'s financial statements. The supplemental information is the responsibility of Meeder Distribution Services, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, Reconciliation with Company's Computation of Net Capital as Included in Part IIA of Form X-17A-5, and Computation of Reserve Requirement under Rule 15c3-1 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

HHH CPA Group, LLC

HHH CPA Group, LLC

We have served as Meeder Distribution Services, Inc.'s auditor since 2012.
Columbus, Ohio
February 27, 2024

STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2023 AND 2022

ASSETS		2023		2022
Cash	$	507,963	$	808,279
Accounts receivable		316		265
Accounts receivable - related party		16,000		20,100
Total current assets		524,279		828,644
	$	524,279	$	828,644

LIABILITIES AND STOCKHOLDER'S EQUITY				
Accounts payable	$	3,043	$	115
Accounts payable - related party		287,460		511,563
Commissions payable		131,592		142,910
Accrued liabilities		12,996		12,000
Total current liabilities		435,091		666,588
Long-term liabilities		-		-
Total liabilities		435,091		666,588
Stockholder's equity:				
Common stock; no par value, 1,000 shares authorized, issued and outstanding		10,000		10,000
Paid in capital		740,000		740,000
Retained earnings		(660,812)		(587,944)
Total stockholder's equity		89,188		162,056
	$	524,279	$	828,644

See accompanying notes to financial statements   6

		2023		2022
Revenues:				
Affiliated entities fees	$	3,525,229	$	3,705,313
12b-1 fees		65,811		82,234
Commissions		6,573		6,111
Interest		42,118		12,543
Total revenues		3,639,731		3,806,201
Expenses:				
Salaries		2,585,845		2,494,065
General, Administrative and Regulatory		191,475		165,103
Commissions		728,729		949,313
Registration fees		30,495		32,199
Professional fees		13,622		12,000
Other		162,433		159,840
Total expenses		3,712,599		3,812,520
Net (loss)	$	(72,868)	$	(6,319)

MEEDER DISTRIBUTION SERVICES, INC.

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

	2023	2022
Common Stock:		
Balance at beginning of period	$ 10,000	$ 10,000
Issued (Repurchased) stock	-	-
Balance at end of period	10,000	10,000
Paid In Capital:		
Balance at beginning of period	740,000	740,000
Contributed capital	-	-
Balance at end of period	740,000	740,000
Retained Earnings:		
Balance at beginning of period	(587,944)	(581,625)
Net income (loss)	(72,868)	(6,319)
Distributions	-	-
Balance at end of period	(660,812)	(587,944)
Total stockholder's equity	$ 89,188	$ 162,056

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

	2023	2022
Cash flows from operating activities:		
Net income (loss)	$ (72,868)	$ (6,319)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
(Increase) decrease in:		
Accounts receivable	(51)	27
Accounts receivable - related party	4,100	24,900
Prepaid expense	-	19,933
Increase (decrease) in:		
Accounts payable	2,928	(138,349)
Accounts payable - related party	(224,103)	191,179
Commissions payable	(11,318)	14,623
Accrued liabilities	996	1,000
Total adjustments	(227,448)	113,313
Net cash flows from operating activities	(300,316)	106,994
Cash flows from investing activities	-	-
Cash flows from financing activities:	-	-
Net increase (decrease) in cash	(300,316)	106,994
Cash at beginning of period	808,279	701,285
Cash at end of period	$ 507,963	$ 808,279
Supplemental disclosures:		
Interest paid	$ -	$ -
Income taxes paid	$ -	$ -

MEEDER DISTRIBUTION SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2023 AND 2022

Note 1 - Summary of Significant Accounting Policies

A.   Organization

Meeder Distribution Services, Inc. (the Company) has been operating as a broker-dealer registered with the Securities and Exchange Commission (SEC) and the State of Ohio Securities Division; it is a member of the Financial Industry Regulatory Authority, Inc. (FINRA).

The Company operates pursuant to Exchange Act Rule 15c3-3(k)(1).   Customer accounts held directly at a product issuer for which the Company is listed as the broker-dealer of record. The Company does not hold customer funds or safeguard customer securities.

On April 29, 2020, the Company changed its name from Adviser Dealer Services, Inc. This was done to conform to SEC Regulation Best Interest, specifically the capacity disclosure requirement.

As of December 31, 2023, the Company is licensed in 47 states, excluding Florida, Maryland, and Texas.

B.   Management's Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

C.   Cash

The Company maintains cash balances at one bank and in several money market accounts. The cash balance in the bank was under the federally insured limit of $250,000 as of December 31, 2023. For purposes of the statement of cash flows, the Company considers all cash in checking accounts and money market accounts to be cash equivalents.

Note 1 - Summary of Significant Accounting Policies – Continued

D.   Concentration of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and commissions receivable. The Company places its cash with high credit quality financial institutions, which at times may be in excess of FDIC insurance limits. The Company's receivables represent commissions from completed securities trades.

E.   Fair Value Measurements

Financial Accounting Standards Board Statement No. 157, Fair Value Measurements (FASB Statement No. 157), establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements).

The three levels of the fair value hierarchy under FASB Statement No. 157 are described below:

Level 1   Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2   Inputs to the valuation methodology include:
Quoted prices for similar assets or liabilities in active markets;
Quoted prices for identical or similar assets or liabilities in inactive markets; Inputs other than quoted prices that are observable for the asset or liability; Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3   Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Note 1 - Summary of Significant Accounting Policies - Continued

E.   Fair Value Measurements (continued)

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2023.

Money Market Funds: Valued at the net asset value ('NAV") of shares held by the Company at year end.

Assets (2023)	Level 1	Level 2	Level 3	Total
Money Market	$498,580	$ -	$ -	$498,580
Total assets	$498,580	$ -	$ -	$498,580

Assets (2022)	Level 1	Level 2	Level 3	Total
Money Market	$795,019	$ -	$ -	$795,019
Total assets	$795,019	$ -	$ -	$795,019

F.   Securities Transactions and Revenue Recognition

Securities transactions, commissions and related expenses are reported on a trade date basis. The change in the resulting difference between cost and market is included in net trading profits in the statement of income. The Company's activities are transacted on either a cash or margin basis. Margin transactions are subject to various regulatory and internal margin requirements and are collateralized by cash and securities in the Company's accounts. Commission expense is also recorded on a trade-date basis as security transactions occur.

MEEDER DISTRIBUTION SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2023 AND 2022

Note 1 - Summary of Significant Accounting Policies – Continued

G. Receivables

Accounts receivable are stated at the amount billed. Management individually reviews all receivable balances and based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected. In the opinion of management, all receivables are considered collectible and no allowance was necessary at December 31, 2023.

Accounts receivable – related party are stated at the amount billed. Registered representative affiliation fees, commission charge backs and other costs that are the responsibility of registered representatives or entities with common control are offset against amounts owed to these representatives or entities. If the balance of the debits owed to the Company exceeds the amount owed to the registered representatives or the entities, the net balance owed to the Company is recorded as a receivable.

H. Government and Other Regulations

The Company's business is subject to significant regulations by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the requirements of these organizations. As a registered broker-dealer, the Company is subject to the SEC's Net Capital Rule 15c3-1 which requires that the Company maintains a minimum net capital, as defined [see Note 3].

Note 2 – Reserve Requirements

The Company is not obligated to report under SEC Rule 15c3-3 since it does not maintain customer accounts or hold securities. Therefore, the Company does not have a reserve requirement nor does it have any information relating to the possession or control requirement under Rule 15c3-3.

Note 3 – Net Capital Requirements (Schedules I and II)

Under SEC Rule 15c3-1, the Company is required to maintain net capital of not less than the greater of 6.67% of total liabilities, exclusive of subordinated debt, for the year ended December 31, 2023, $29,006 or $5,000. At December 31, 2023 the Company's net capital as defined by SEC Rule 15c3-1 was $79,216 in excess of the minimum net capital required.

In addition to the minimum net capital provision, SEC Rule 15c3-1 requires that the Company maintain a ratio of aggregate indebtedness, as defined, to capital, of not more than 15 to 1. At December 31, 2023 the ratio was 5.4925 to 1.

(Continued)

Note 4 – Related Parties

The Company is the Distributor and principal agent for the sale and distribution of the Meeder Funds. Pursuant to this agreement, the Company is entitled to reimbursement under the Meeder Funds Shareholder Distribution Plan for costs actually incurred by the Company, which is included in the related party receivable in the accompanying balance sheet. These services accounted for $65,811 in revenues during the year.

The Company is affiliated through common ownership with Meeder Asset Management, Inc. (MAM), which provides marketing services and other overhead costs. At December 31, 2023, the Company owed MAM $287,460 for the above mentioned services, which is included in the related party payable in the accompanying balance sheet. The Company is also paid a fee by MAM for various administrative services relating to licensing of representatives. These services accounted for $3,525,229 in revenues during the year.

The Company from time to time invests cash balances in the Meeder Funds Money Market Fund (the Fund). The Fund is managed by MAM, and certain officers of the Company, Meeder Investment Management, Inc., and MAM are also officers and/or trustees of the Fund. At December 31, 2023, cash and cash equivalents included $498,580 invested in the Fund.

Note 5 – Income Taxes

Meeder Investment Management, Inc. files a consolidated income tax return which includes the Company and other related entities. Meeder Investment Management, Inc. has elected to be treated as an S corporation under the provision of Section 1362(a) of the internal Revenue Code (IRC), and the Company qualifies as a QSUB as defined by the IRC, which allows for the Company's income to be taxed directly to Meeder Investment Management, Inc. As a result, no provision for federal income taxes has been recognized.

The Company recognizes and discloses uncertain tax positions in accordance with accounting principles generally accepted in the United States of America (US GAAP). As of and during the year ended December 31, 2023, the Company did not have a liability for unrecognized tax benefits. The Company is no longer subject to examination by federal and state taxing authorities prior to 2017.

Note 6 – Concentrations

The Company has revenue and receivables from various sources. During the year ended December 31, 2023, 2% and 98% of revenues and receivables, respectively, are attributable to Meeder Funds.

Note 7 – Commitments and Contingencies

All commitments such as leases have been entered into by an affiliated corporation and recorded on the financial statements of that entity. The commitments do not impact the operations or financials of MDS. As of the audit opinion date, MDS has not currently entered into any commitments that would be reflected in the company's liabilities nor require a reduction in its net capital computation or disclosure in the financial statements.

As of the audit opinion date, MDS is not aware of any contingencies that would be reflected in the company's liabilities nor require a reduction in its net capital computation or disclosure.

Note 8 – Subsequent Events

Management has reviewed all events subsequent to December 31, 2023, up to the date of audit report (February 27, 2024) and has not encountered any subsequent events that effect the current financial statements or that require additional disclosure.

Note 9 – Recent Accounting Pronouncement

The Company adopts all applicable, new accounting pronouncements as of the specified effective dates.

In February 2016, the Financial Accounting Standards Board ("FASB") issued ASU No. 2016-02, Leases, as a new Accounting Standards Codification Topic 842 ("ASC Topic 842"), which will supersede nearly all existing revenue recognition guidance under GAAP. Under the new provisions, all lessees will report a right-of-use asset and a liability for the obligation to make payments for all leases with the exception of those leases with a term of 12 months or less. All other leases will fall into one of two categories:

- Financing leases, similar to capital leases, will require the recognition of an asset and liability, measured at the present value of the lease payments.

    o Interest on the liability will be recognized separately from amortization of the asset.

    o Principal repayments will be classified as financing outflows and payments of interest as operating outflows on the statement of cash flows.

Note 9 – Recent Accounting Pronouncement (continued)

- Operating leases will also require the recognition of an asset and liability measured at the present value of the lease payments.

  - A single lease cost, consisting of interest on the obligation and amortization of the asset, calculated such that the amortization of the asset will increase as the interest amount decreases resulting in a straight-line recognition of lease expense.

  - All cash outflows will be classified as operating on the statement of cash flows.

The standard is effective for us for annual periods beginning January 1, 2019. We adopted ASC Topic 842 as of January 1, 2019. An assessment to determine the impacts of the new accounting standard has been performed. Based on our assessment, the adoption of ASC Topic 842 did not have a material impact on our financial statements.

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies that do not require adoption until a future date are not expected to have a material impact on our financial statements upon adoption.

SUPPLEMENTARY INFORMATION

Schedule I

**Computation of Net Capital under Rule 15c3-1
of the Securities and Exchange Commission**

Total stockholder's equity	$ 89,188
Non-allowable assets: Prepaid expenses	(-)
Net capital before haircuts on securities positions	89,188
Haircuts on security positions	9,972
Total net capital	$ 79,216
Minimum net capital requirement – greater of $5,000 or 6 2/3% of aggregate indebtedness of $435,091	29,006
Excess net capital	$ 50,210
Ratio of aggregate indebtedness to net capital	5.4925 to 1
Schedule of aggregate indebtedness	
Accounts payable and accrued liabilities	$ 303,499
Commissions payable	131,592
Total aggregate indebtedness	$ 435,091

SUPPLEMENTARY SCHEDULES

AS OF DECEMBER 31, 2023

Schedule II

**Reconciliation with Company's Computation of Net Capital as
Included in Part IIA of Form X-17A-5**

Net capital, as reported in Company's Part IIA (unaudited) FOCUS report	$ 79,216
Audit adjustments	(-)
Net capital per audited financial statements	$ 79,216

No material differences were found during the audit that affected the net capital calculation.

Schedule III

**Computation of Reserve Requirement under Rule 15c3-1
of the Securities and Exchange Commission**

In accordance with the exemptive provisions of SEC Rule 15c3-3, specifically exemption k(1), the Company is exempt from the computation of a reserve requirement and the information relating to the possession or control requirements.

SEC Rule 15c3–3 Exemption Report

Board of Directors
Meeder Distribution Services, Inc.

Meeder Distribution Services, Inc. (the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 CFR 240.17a-5 – "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 CFR 240.17a-5(d)(1) and (4). To the best of its knowledge the Company states the following:

The Company is exempt from Rule 17 CFR 15c3-3 under provision (k)(1) of Rule 15c3-3 of the Securities Exchange Act of 1934. The Company met the identified exemption provision identified above throughout the most recent fiscal year ended December 31, 2023, without exception.

Meeder Distribution Services, Inc.

I, _____ swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Douglas R. Cooper
President & Treasurer

February 27, 2024



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of Meeder Distribution Services, Inc.
Dublin, Ohio

We have reviewed management's statements, included in the accompanying SEC Rule 15c3–3 Exemption Report, in which (1) Meeder Distribution Services, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Meeder Distribution Services, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (1) (the "exemption provisions") and (2) Meeder Distribution Services, Inc. stated that Meeder Distribution Services, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Meeder Distribution Services, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Meeder Distribution Services, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1)) of Rule 15c3-3 under the Securities Exchange Act of 1934.

HHH CPA Group, LLC

HHH CPA Group, LLC
Columbus, Ohio
February 27, 2024

1250 Old Henderson Road. Columbus OH 43220 | Phone (614) 451-4644 | Fax (614) 451-3818 | www.hhhcpagroup.com

21

Nick DiBartolomeo, CPA

Brian Schneider, CPA



CPA GROUP

Rick Dumas, CPA

James Peters, CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S CLAIM FOR EXCLUSION FROM MEMBERSHIP IN SIPC

To the Board of Directors
of Meeder Distribution Services, Inc.
Dublin, Ohio

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Meeder Distribution Services, Inc. and the SIPC, solely to assist you and the SIPC in evaluating Meeder Distribution Services, Inc.'s compliance with the exclusion requirements from membership in SIPC under section 78ccc(a)(2)(A) of the Securities Investor Protection Act of 1970 for the year ended December 31, 2023, as noted on the accompanying Certification of Exclusion From Membership (Form SIPC-3). Meeder Distribution Services, Inc.'s management is responsible for its Form SIPC-3 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the Total amount included in the accompanying Schedule of Form SIPC-3 Revenues prepared by Meeder Distribution Services, Inc. for the year ended December 31, 2023 to the total revenues in Meeder Distribution Services, Inc.'s audited financial statements included on Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2023, noting no differences;

2) Compared the amount in each revenue classification reported in the Schedule of Form SIPC-3 Revenues prepared by Meeder Distribution Services, Inc. for the year ended December 31, 2023 to the internal financial statements and supporting documentation, noting no differences;

3) Recalculated the arithmetical accuracy of the Total Revenues amount reflected in the Schedule of Form SIPC-3 Revenues prepared by Meeder Distribution Services, Inc. for the year ended December 31, 2023 and in the related internal financial statements and supporting documentation, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Meeder

1250 Old Henderson Road Columbus. OH 43220 | Phone (614) 451-4644 | Fax (614) 451-3818 | www.hhhcpagroup.com

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Distribution Services, Inc.'s compliance with the exclusion requirements from membership in SIPC for the year ended December 31, 2023. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Meeder Distribution Services, Inc. and the SIPC and is not intended to be and should not be used by anyone other than these specified parties

HHH CPA Group, LLC

HHH CPA Group, LLC
Columbus, Ohio
February 27, 2024